
02041145

COPY


RECEIVED
JUN 2 8 2002
WASH, D.C.
164
SECTION
PROCESSING

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FORM 11-K**
**ANNUAL REPORT**
**Pursuant to Section 15(d) of the**
**Securities Exchange Act of 1934**

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number: 1-08734
Employer Identification Number: 22-3461740
Plan Number: 003

MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
(Full title of the plan)

MERCK & CO., INC.
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 100
Whitehouse Station, New Jersey 08889-0100
(Address of principal executive office)

Merck-Medco Managed Care 401 (k) Savings Plan
Employer Identification Number: 22-3461740
Plan Number: 003

## INDEX



*Other schedules required by Section 2520.103-10 of the Internal Revenue Code are omitted because they are not applicable



PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

## Report of Independent Accountants

To the Employee Benefits Committee of the
Merck-Medco Managed Care 401(k) Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Merck-Medco Managed Care 401 (k) Savings Plan (the "Plan") as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of nonparticipant directed Plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

PricewaterhouseCoopers LLP

June 14, 2002

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

## REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Employee Benefits Committee of
Merck-Medco Managed Care 401 (k) Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Merck-Medco Managed Care 401 (k) Savings Plan (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

New York, New York
May 18, 2001

MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Assets | | |
| Investments in the Master Trust | $ 340,815,997 | $ 407,581,237 |
| Participant loans at contract value | 10,172,485 | 8,827,350 |
| Total investments | 350,988,482 | 416,408,587 |
| Receivables | | |
| Employer's contributions | 1,022,913 | 1,012,329 |
| Participants' contributions | 1,180,509 | 1,257,041 |
| Total receivables | 2,203,422 | 2,269,370 |
| Net assets available for benefits | $ 353,191,904 | $ 418,677,957 |

The accompanying notes are an integral part of this financial statement.

MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

| | Year Ended December 31, 2001 |
|---|---|
| Additions to net assets attributed to | |
| Contributions to the Plan | |
| By participants | $ 40,396,129 |
| By employer | 17,782,469 |
| Total contributions | 58,178,598 |
| Transfers in | 151,000 |
| Total deductions | 58,329,598 |
| Deductions from net assets attributed to | |
| Investment loss from the Master Trust | $ (106,661,037) |
| Benefits paid to participants | (16,321,261) |
| Transfers out | (786,470) |
| Administrative fees | (19,839) |
| Total deductions | (123,788,607) |
| Net reallocations | (27,044) |
| Total deductions and net reallocations | (123,815,651) |
| Net decrease | (65,486,053) |
| Net assets available for benefits | |
| Beginning of year | 418,677,957 |
| End of year | $ 353,191,904 |

The accompanying notes are an integral part of this financial statement.

## (1) Description of the Plan

The following description of the Merck-Medco Managed Care 401(k) Savings Plan (the "Plan") provides only general information. More complete information regarding the Plan's provisions may be found in the Plan document.

### *General*

Effective January 1, 1989, Merck-Medco Managed Care, L.L.C. (the "Company"), established the Plan under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or defined arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan is a defined contribution plan covering substantially all employees of the Company and certain subsidiaries, other than certain employees subject to collective bargaining agreements, who have completed three months of service and attained the age of twenty-one. Participation in the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan was amended as a result of a merger, effective November 18, 1993, by and between the Company and a subsidiary of Merck & Co., Inc. ("Merck"). The amendment provided participants with an option to invest all or part of their contributions in the common stock of Merck.

The Plan is administered by the Employee Benefits Committee, which is appointed by the Board of Managers of the Company.

### *Master Trust*

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Stock Purchase & Savings Plan and the Merck and Co., Inc. Employee Savings & Security Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the "Master Trust"). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participant's account balance within each plan. Investment income and administrative expenses for each fund are allocated to each plan based on the relationship of each plan's beneficial interest in the fund to the total beneficial interest of all plans in the fund.

***Contributions***

Each year, participants may contribute an amount up to 15% of base compensation, as defined by the Plan (up to 10% if a highly compensated employee as defined by the IRC) subject to certain limitations under the IRC. Participants direct the investment of their contributions into various investment options offered by the Plan, with a minimum investment of 1% in any investment medium. Fidelity Management Trust Company ("Fidelity") is the trustee of the Plan. The Company matches 100% of employee contributions for the first 3% of base compensation deferred and 50% of employee contributions for the next 3% deferred. Participants direct the investment of all Company matching contributions in any of the available investment options.

***Participant Accounts***

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocation of Plan earnings and fees. The allocation is based on participants' account balances, as defined in the Plan document.

***Vesting***

Participants are vested immediately in their contributions plus actual earnings thereon. Participants vest in Company contributions as follows:

| Years of Service | % Vested |
|---|---|
| Less than 2 years | 0% |
| 2 years but less than 3 | 25% |
| 3 years but less than 4 | 50% |
| 4 years but less than 5 | 75% |
| 5 years or more | 100% |

At December 31, 2001 and 2000, forfeited non-vested accounts totaled $2,098,818 and $1,805,382, respectively. The Company will use forfeited non-vested accounts to reduce future Company contributions.

***Participant Loans***

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years or up to thirty years for the purchase of a primary residence. The minimum loan is $1,000 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance during the one year period prior to the new loan application date, or 50% of the participant's vested account balance less any current outstanding loan balance.

## (2) Summary of Accounting Policies

*Basis of Accounting*

The accompanying financial statements are prepared on the accrual basis of accounting.

*Use of Estimates*

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America and, accordingly, include amounts that are based on management's best estimates and judgments. Actual results could differ from these estimates.

*Investment Valuation and Income Recognition*

Valuation of investments of the Plan represent the Plan's allocable portion of the Master Trust. Participant loans are valued at cost which approximates fair value.

Investment loss from the Master Trust includes interest, dividends and net appreciation (depreciation) in market value of investments. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statement of changes in net assets available for benefits.

*Contributions*

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

*Payment of Benefits*

Benefits are recorded when paid.

*Expenses*

The majority of the costs of administering the Plan are borne by the Company.

***Risks and Uncertainties***

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

***Reclassifications***

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

## (3) Related-Party Transactions

Certain Plan investments in the Master Trust are shares of mutual funds managed by Fidelity. Because Fidelity is the trustee, these transactions qualify as party-in-interest transactions.

Merck & Co., Inc. is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions.

## (4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their account balances.

## (5) Tax Status

The trust established under the Plan is qualified under the IRC as exempt from Federal income taxes and the Plan received a favorable determination letter from the Internal Revenue Service on June 26, 1992 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code. However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and is currently operating in compliance with the IRC; therefore, no provision for income taxes has been made.

**(6) Other Matters:**

Net transfers out in 2001 of ($635,470) consist of ($672,666) transferred between the Plan and the Merck & Co., Inc. Employee Savings & Security Plan for employees who were transferred to Merck during 2001. The remaining $37,196 represents miscellaneous net transfers in.

**(7) Subsequent Events:**

On January 29, 2002, Merck announced its plan to create a separate publicly traded company, Medco Health Solutions, Inc., comprised of Merck's pharmacy benefit manager business operated by the Company, and to offer a portion of the new Company's shares in the offering. Merck also has announced that it intends to spin-off the remaining shares in a tax-free distribution to its shareholders, subject to the completion of certain conditions, including receipt of a favorable tax ruling. In May 2002, the Company converted from a limited liability company to a Delaware corporation and subsequently changed its name to Medco Health Solutions, Inc. Upon or before final separation from Merck, the Company is required to obtain its own trust agreement. Management intends to structure its new agreement with the trustee such that the impact on the Plan will be neutral.

**(8) Master Trust:**

The Plan has a 10% interest in the Master Trust at December 31, 2001 and December 31, 2000. The net assets of the Master Trust are as follows:

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| Mutual Funds | $1,546,205,918 | $1,627,405,642 |
| Common Stock | 1,713,814,350 | 2,634,410,443 |
| Accrued interest & dividends | 10,068,775 | 9,724,243 |
| | $3,270,089,043 | $4,271,540,328 |

Changes in net assets for the year ended December 31, 2001 for the Master Trust are as follows:

| | |
|---|---|
| Additions to net assets | |
| Contributions | |
| By participants | 244,101,401 |
| By employer | 93,834,651 |
| Total contributions | 337,936,052 |
| Transfers in | 4,942,101 |
| Loan repayments | 22,552,254 |
| Total additions | 365,430,407 |
| Deductions from net assets | |
| Investment income (loss) | |
| Interest and dividends | $ 72,082,797 |
| Net depreciation in common stock | (228,109,762) |
| Net depreciation in mutual funds | (984,571,805) |
| Total investment income (loss) | (1,140,598,770) |
| Benefits paid | (196,846,563) |
| Transfers out | (4,942,100) |
| Loan issuance | (26,175,550) |
| Administrative fees | (35,784) |
| Total deductions | (1,368,598,767) |
| Net reallocations | 1,717,075 |
| Net decrease and reallocations | (1,001,451,285) |
| Net assets available for benefits | |
| Beginning of year | 4,271,540,328 |
| End of year | $3,270,089,043 |

Schedule H
EIN: 22-3461740
Plan No.: 003

**MERCK-MEDCO MANAGED CARE 401 (k) SAVINGS PLAN**
**Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)**
**December 31, 2001**

| (a) | (b) Identity of Issue, Borrower, Lessor or Similar Party | (c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value | (d) Cost | (e) Current Value |
|---|---|---|---|---|
| * | Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust | Master Trust | ** | $ 340,815,997 |
| * | Participants' Loans | Interest rates ranging from 6.5% to 10.5% and with maturities through 2030 | | $ 10,172,485 |
| | | Total | | $ 350,988,482 |

* Denotes a party-in-interest to the Plan.
**Cost is not available from the trustee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Employee Benefits Committee has duly caused this annual report to be signed on behalf of the Merck-Medco Managed Care 401 (k) Savings Plan by the undersigned thereunto duly authorized.

MERCK-MEDCO MANAGED CARE, L.L.C.

By: ______________________________

JoAnn A. Reed
Chief Financial Officer and
Senior Vice President, Finance

June 27, 2002

## CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Post Effective Amendment on Form S-8 to the Registration Statement on Form S-4 (No. 33-50667) of Merck-Medco Managed Care 401(k) Savings Plan as of December 31, 2001 and for the year then ended, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Florham Park, NJ
June 26, 2002